 Exhibit 99.2

IHS

Towers of strength

IHS HOLDING LIMITED
1 CATHEDRAL PIAZZA
123 VICTORIA STREET
LONDON, SW1E 5BP
UNITED KINGDOM

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on July 9, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

SHAREHOLDER MEETING REGISTRATION
To vote and/or attend the meeting, go to the "Attend a Meeting" link at www.proxyvote.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V75552-P32933 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

IHS HOLDING LIMITED

The Board of Directors recommends you vote FOR the following proposal 1:

1. To elect Frank Dangeard and Phuthuma Nhleko to serve as Class I Directors, John Ellis Bush, Mallam Bashir Ahmad El-Rufai and Nicholas Land to serve as Class II Directors, and Sam Darwish, Ursula Burns, Maria Carolina Lacerda and Aniko Szigetvari to serve as Class III Directors, in each case until the Company's annual general meeting to be held for the year ending December 31, 2026, or until their earlier death, resignation, disqualification or removal.

Nominees:	**For**	**Withhold**
1a. Frank Dangeard	☐	☐
1b. Phuthuma Nhleko	☐	☐
1c. John Ellis Bush	☐	☐
1d. Mallam Bashir Ahmad El-Rufai	☐	☐
1e. Nicholas Land	☐	☐
1f. Sam Darwish	☐	☐
1g. Ursula Burns	☐	☐
1h. Maria Carolina Lacerda	☐	☐
1i. Aniko Szigetvari	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V75553-P32933

IHS HOLDING LIMITED
ANNUAL GENERAL MEETING OF SHAREHOLDERS
JULY 10, 2025 1:00 PM LONDON TIME
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The shareholder(s) hereby appoint(s) Mustafa Tharoo and Steve Howden, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the Ordinary Shares in the capital of IHS HOLDING LIMITED that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 1:00 PM London Time, on July 10, 2025, at the offices of Latham & Watkins LLP located at 99 Bishopsgate, London, EC2M 3XF, United Kingdom, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. In their discretion, the named proxies herein are authorised to vote upon such other matters that may properly come before the meeting or any adjournment or postponement thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)